ETF SECURITIES USA LLC

405 Lexington Avenue

New York, NY 10174

June 26, 2017

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington,  DC 20549

Attention:  Ms. Stacie D. Gorman

Re:ETFS Silver Trust

Registration Statement on Form S-3 (File No. 333-218688)

Request for Acceleration of Effectiveness

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, ETFS Silver Trust (the “Trust”) respectfully requests that the effective date of the Registration Statement on Form S-3 (File No. 333-218688) (the “Registration Statement”) of the Trust be accelerated so that the Registration Statement shall become effective at 10:00 a.m. Eastern Time on June 28, 2017, or as soon thereafter as practicable.

Thank you for your assistance with this matter.  If you have any questions, please contact Peggy Heminger of Reed Smith, LLP by email at pheminger@reedsmith.com or by telephone at 412 288 7204.

Very truly yours,

ETF Securities USA LLC

By: s/Graham Tuckwell

Graham Tuckwell

President and Chief Executive Officer

cc:Peggy Heminger, Reed Smith LLP